Exhibit 23.1

Consent of Independent Registered Public Accounting Firm
The Plans Administration Committee
Citigroup Inc.:

We consent to the incorporation by reference in the registration statement (No. 333‑166215) on Form S-8 of Citigroup Inc. of our report dated June 9, 2017, with respect to the statements of net assets available for benefits of the Citi Retirement Savings Plan (formerly known as Citigroup 401(k) Plan) (the Plan) as of December 31, 2016 and 2015, the related statements of changes in net assets available for benefits for the years then ended, and the supplemental schedule of Schedule H, line 4i - schedule of assets (held at end of year) as of December 31, 2016, which report appears in the December 31, 2016 annual report for Form 11-K of the Plan.

/s/ KPMG LLP
New York, New York
June 9, 2017

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